Exhibit 99.3

Report of Management

We, as members of management of CRIIMI MAE Services Limited Partnership and Subsidiaries (the Partnership), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (USAP) (except, for commercial loan and multifamily loan servicing, minimum servicing standards V.4. and VI.1., which the Mortgage Bankers Association of America has interpreted as inapplicable to such servicing).  We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of the Partnership’s compliance with the minimum servicing standards as set forth in the USAP as of December 31, 2003 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 2003, the Partnership complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of and for the year ended December 31, 2003, the Partnership had in effect a fidelity bond policy in the aggregate amount of $10 million and an errors and omissions policy  in the aggregate amount of $20 million.

/s/ Barry S. Blattman
Barry Blattman
Chairman of the Board
Chief Executive Officer

/s/ Cynthia O. Azzara
Cynthia O. Azzara
Executive Vice President
Chief Financial Officer

/s/ Stephen Abelman
Stephen Abelman
Executive Vice President
Asset Management

/s/ Eugene J. Bredow
Eugene J. Bredow
Vice President
Corporate Controller

February 20, 2004